CHINA SKY ONE MEDICAL, INC.
Finance Committee Charter

(Adopted by the Board of Directors on February 22, 2008, by written unanimous consent)

I. Membership

The Finance Committee (the "Committee") of the Board of Directors ("Board") of China Sky One Medical, Inc. (the “Company") shall consist of not less than three nor more than five members of the Board. Each Committee member shall be appointed by the Board and shall serve until a successor shall be appointed by the Board. In the event any member of the Committee shall cease to be a director of the Company, the vacancy thus created shall be either filled by the Board or, at the Board's discretion, left unfilled. The Board shall designate one of the Committee members as chairman ("Chairman") who shall preside over meetings of the Committee and report Committee actions to the Board.

II. Meetings and Other Actions

The Committee shall hold meetings on a regularly scheduled basis and as necessary. Meetings shall be scheduled at the direction of the Chairman, or as requested by any Committee member. As deemed necessary by the Committee, members of the Finance Committee, Directors of the non-utility subsidiaries of the Company, and other individuals shall attend Committee meetings.

A majority of the members of the Committee shall constitute a quorum for the transaction of business. Meetings shall be held at the principal offices of the Company or as directed by the Chairman.

The Company's Secretary shall keep, or appoint an appropriate employee of the Company to keep, regular minutes of all Committee proceedings. The minutes of each meeting shall be reviewed and approved by legal counsel and the Chairman. The approved minutes shall become a permanent corporate record maintained by the Company's Secretary. Unless otherwise provided in this Charter, the meetings and any other actions of the Committee shall be governed by the provisions of the Bylaws of the Company applicable to meetings and actions of the Board, and the Committee shall have all of the authority of the Board in fulfilling its duties and responsibilities except as limited by said applicable provisions of the Bylaws of the Company.

III. Duties and Responsibilities

The Committee shall have the following duties and responsibilities:

(1)	Review the financial planning process of the Company and the subsidiaries of the Company;

China Sky One Medical, Inc.
Finance Committee Charter

(2)	Review at least annually the financial structure of the Company and the subsidiaries of the Company;

(3)	Review at least annually the investment outlook for the Company and the subsidiaries of the Company; and

(4)	Perform such additional functions as are necessary or prudent to fulfill the Committee's duties and responsibilities.